Exhibit 99.1

ErosSTX Files an Extension for its Fiscal 2021 Annual Report;

Provides Debt Restructuring Update

Douglas, ISLE OF MAN and Burbank, CALIFORNIA, August 3, 2021 – Eros STX Global Corporation (NYSE: ESGC) (“ErosSTX” or the “Company”) filed a Form 12b-25 with the SEC regarding an extension of the filing deadline for the Company’s Annual Report on Form 20-F for fiscal 2021 (ended March 31, 2021), which was originally due on August 2, 2021 (within four months of the end of the fiscal year). The Form 12b-25 filing automatically grants the Company a 15-day extension to file its Annual Report on or before August 17, 2021. In addition, the Company is providing an update on its debt restructuring.

Form 12b-25

On July 30, 2020, a subsidiary of Eros STX (formerly known as Eros International Plc) merged with and into STX Filmworks, Inc. (“STX”), with STX surviving as an indirect and wholly owned subsidiary of the Company (the “Merger”). The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with STX as the accounting acquirer of the Company.

The Form 12b-25 states that the Company is unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2021 by the August 2, 2021 due date, without unreasonable effort or expense, primarily because the Company’s Audit Committee is currently conducting a formal internal review of certain accounting practices and internal controls related to its Eros subsidiaries. Significant revenue from these subsidiaries may not have been appropriately recognized during the fiscal year ended March 31, 2020. Further, a significant portion of the receivables associated with such revenue was valued at zero for the six months ended September 30, 2020, as part of the Company’s preliminary purchase price allocation for the Merger transaction, as reflected in the Form 6-K furnished by the Company on March 31, 2021 (the “Form 6-K”). The Audit Committee has not yet completed the internal review.

Even though the internal review has not been completed, the Company currently expects that substantially all of the intangible assets and goodwill reflected in the Form 6-K are likely to be impaired and that one or more material weaknesses in internal controls over financial reporting are likely to be reported. The Company cannot determine at this time when it will conclude the remaining work necessary to complete the preparation of the financial statements and assessment of its internal controls over financial reporting.

Debt Restructuring Update

The Company is considering its options under various debt arrangements, including the £50 million 6.50% UK retail bond that matures on October 15, 2021, and the requirements to deliver audited financial statements by July 31, 2021.

STX Financing LLC, a subsidiary of the Company, currently has $150.1 million outstanding on the JPMorgan Asset-backed Credit Facility (the “JPM Facility”) that matures on October 7, 2021 and $22.7 million outstanding on a mezzanine facility (the “STX Mezzanine Debt”) that matures on July 7, 2022. Under these arrangements, the Company was required to deliver audited financial statements by July 31, 2021. The Company is currently working with these lenders on several options, including a waiver and extension of this deadline to deliver audited financial statements or paying off the debt. The Company cannot provide any assurances that it will be successful in obtaining any extensions or paying off the debt.

STX Financing has entered into an exclusive negotiation period with a third party to monetize the revenue from 46 films in its library, the proceeds of which would be used to repay both the JPM Facility as well as the STX Mezzanine Debt, which represents the entire debt balance of STX Financing, with additional amounts going to the Company’s balance sheet. If any transaction is agreed to, the Company expects that STX Financing will continue to administer and distribute the 46-film catalog for a fee, and will retain derivative rights to the 46 films, including sequels, remakes and prequels. This transaction is subject to negotiation of definitive documentation, and the Company cannot provide any assurances that it will be successful in completing the transaction.

In addition, Eros International Media Limited (EIML), the Company’s majority-owned and consolidated subsidiary in India, recently reached an agreement with its India Banking Consortium to refinance $63 million (INR 4.68 billion) of outstanding debt. The agreement was completed under the Reserve Bank of India’s Resolution Framework for COVID-19 Related Stress policy. The agreement reduces the annual interest rate on the debts to 9.0% from an average of 14.5% and extends the average maturity so that less than $10 million of the debt matures in the second half of fiscal 2022, with the remainder maturing in fiscal 2023 and 2024.

About Eros STX Global Corporation:

Eros STX Global Corporation, (“ErosSTX”) (NYSE: ESGC) is a global entertainment company that acquires, co-produces and distributes films, digital content and music across multiple formats such as theatrical, television and OTT digital media streaming to consumers around the world. Eros International Plc changed its name to Eros STX Global Corporation pursuant to the July 2020 merger with STX Entertainment, merging two international media and entertainment groups to create a global entertainment company with a presence in over 150 countries. ErosSTX delivers star-driven premium feature film and episodic content across a multitude of platforms at the intersection of the world’s most dynamic and fastest-growing global markets, including US, India, Middle East, Asia and China. For further information, please visit ErosSTX.com.

Special Note Regarding Forward Looking Statements:

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, “trending” and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its and the Company’s market position and future operations. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of the Merger and related transactions, integrating the Eros and STX businesses and achieving anticipated synergies, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; the amount of any costs, fees, expenses, impairments and charges related to the Merger and related transactions; completion of the contemplated refinancing transactions; and uncertainty as to the long-term value of the Company’s ordinary shares, and the completion of the Company’s fiscal 2021 audit and filing of its Annual Report on Form 20-F.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Investor Contact:

Drew Borst

EVP, Investor Relations & Business Development

ErosSTX Global Corporation

drew@erosstx.com